                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 333-28537

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT, DATED OCTOBER 17, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 7, 1997)

                                    [LOGO]

                               10,000,000 UNITS

                           MERRILL LYNCH & CO., INC.

                    MARKET INDEX TARGET-TERM SECURITIES SM
                 BASED UPON THE DOW JONES INDUSTRIAL AVERAGESM
                             DUE NOVEMBER  , 2002
                                  "MITTS(R)"
                        ($10 PRINCIPAL AMOUNT PER UNIT)

GENERAL:

 . Senior unsecured debt securities        . Not redeemable prior to maturity
 . No payments prior to maturity           . Transferable only in whole Units


PAYMENT AT MATURITY:
               Principal Amount + Supplemental Redemption Amount

The Supplemental Redemption Amount will be based on the percentage increase, if any, in the Dow Jones Industrial AverageSM (the "Index") above a benchmark value that will be 6% to 10% higher than the value of the Index on the date the Securities are initially priced for sale. The Supplemental Redemption Amount may be ZERO, but will not be less than zero.

BEFORE YOU DECIDE TO INVEST IN THE SECURITIES, CAREFULLY READ THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE S-7.

Neither the SEC nor any state securities commission has approved these securities or passed upon the adequacy of this Prospectus Supplement or the attached Prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO
                                    OFFERING PRICE(1)      DISCOUNT(1)         COMPANY(2)
------------------------------------------------------------------------------------------
Per Unit.........................          $10                 $                   $
------------------------------------------------------------------------------------------
Total............................     $100,000,000            $                   $
------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The "Initial Public Offering Price" and "Underwriting Discount" for any
    single transaction to purchase 500,000 Units or more will be $    per Unit
    and $    per Unit, respectively.
(2) Before deduction of expenses payable by the Company.

                             ---------------------

  We expect that the Securities will be ready for delivery in book-entry form only through the facilities of DTC, on or about November , 1997.

                             ---------------------

                              MERRILL LYNCH & CO.

                             ---------------------

          The date of this Prospectus Supplement is November  , 1997.

---------------------
* "MITTS" is a registered service mark and "Market Index Target-Term Securities" is a service mark owned by Merrill Lynch & Co., Inc.

STABILIZATION

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Such transactions may include stabilizing, the purchase of Securities to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting".

REQUIRED DISCLOSURES

"DOW JONES"

  "Dow Jones", "Dow Jones Industrial Average(SM)", and "DJIA(SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by MLPF&S.

  The Securities are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in such product.

  DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MERRILL LYNCH & CO., INC., OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND MLPF&S.

"STATE OF NORTH CAROLINA"

  We are required to disclose that the Commissioner of Insurance of the State of North Carolina has not approved or disapproved the offering of the Securities nor has the Commissioner determined the accuracy or adequacy of this Prospectus Supplement or the Prospectus.

CONTENT OF PROSPECTUS

  You should rely only on the information contained in this document or in documents we filed with the Securities and Exchange Commission ("SEC") that we have referred you to. We have not authorized anyone to provide you with different information. You should not assume that the information in the Prospectus or Prospectus Supplement is accurate as of any date other than the date on the front of this document.

LIMITATIONS ON OFFERS OR SOLICITATIONS

  We do not intend this document to be an offer or solicitation:

      (A) if used in a jurisdiction in which such offer or solicitation is not authorized;

      (B) if the person making such offer or solicitation is not qualified to do so; or

      (C) if such offer or solicitation is made to anyone to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
THE PROSPECTUS SUPPLEMENT:
SUMMARY INFORMATION--Q&A..................................................  S-4
 What are the Securities?.................................................  S-4
 What will I receive at maturity of the Securities?.......................  S-4
 Who publishes the Index and what does the Index measure?.................  S-5
 How has the Index performed historically?................................  S-6
 What about taxes?........................................................  S-6
 Will the Securities be listed on a stock exchange?.......................  S-6
 What is the role of our subsidiary, MLPF&S?..............................  S-6
 Can you tell me more about the Company?..................................  S-6
 Are there any risks associated with my investment?.......................  S-6
WHERE YOU CAN FIND MORE INFORMATION.......................................  S-7
RISK FACTORS..............................................................  S-7
 The Supplemental Redemption Amount.......................................  S-7
 Your yield may be lower than the yield on a standard debt security of comparable maturity.....................................................  S-7
 Your return will not reflect the payment of dividends....................  S-7
 Uncertain trading market.................................................  S-7
 Factors affecting trading value of the Securities........................  S-8
 State law limits on interest paid........................................  S-9
 Purchases and sales by Merrill Lynch.....................................  S-9
 Potential conflicts......................................................  S-9
RATIO OF EARNINGS TO FIXED CHARGES........................................  S-9
DESCRIPTION OF SECURITIES................................................. S-10
 General.................................................................. S-10
 Payment at Maturity...................................................... S-10
 Determination of the Supplemental Redemption Amount...................... S-10
 Hypothetical Returns..................................................... S-11

                                                                            PAGE
                                                                            ----
 Adjustments to the Index; Market Disruption Events........................ S-12
 Discontinuance of the Index............................................... S-12
 Events of Default and Acceleration........................................ S-13
 Depository................................................................ S-13
 Same-Day Settlement and Payment........................................... S-15
THE INDEX.................................................................. S-15
 General................................................................... S-15
 License Agreement......................................................... S-17
 Historical Data on the Index.............................................. S-17
 Historical Year-End Closing Levels........................................ S-18
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.................... S-19
 General................................................................... S-19
 U.S. Holders.............................................................. S-20
 Hypothetical Table........................................................ S-21
 Non-U.S. Holders.......................................................... S-22
 Backup Withholding........................................................ S-22
 New Withholding Regulations............................................... S-23
USE OF PROCEEDS............................................................ S-23
UNDERWRITING............................................................... S-23
VALIDITY OF SECURITIES..................................................... S-24
INDEX OF DEFINED TERMS..................................................... S-25
THE PROSPECTUS:
AVAILABLE INFORMATION......................................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................    2
MERRILL LYNCH & CO., INC...................................................    3
USE OF PROCEEDS............................................................    3
DESCRIPTION OF DEBT SECURITIES.............................................    4
DESCRIPTION OF DEBT WARRANTS...............................................    8
DESCRIPTION OF CURRENCY WARRANTS...........................................    9
DESCRIPTION OF INDEX WARRANTS..............................................   10
PLAN OF DISTRIBUTION.......................................................   14
EXPERTS....................................................................   15

                           SUMMARY INFORMATION--Q&A

  This summary includes questions and answers that highlight selected information from the Prospectus and Prospectus Supplement to help you understand the Market Index Target-Term Securities based upon the Dow Jones Industrial Average SM due November , 2002 (the "Securities"). You should carefully read the Prospectus and Prospectus Supplement to fully understand the terms of the Securities, the Dow Jones Industrial Average SM (the
"DJIA SM" or the "Index"), and the tax and other considerations that are important to you in making a decision about whether to invest in the Securities. You should, in particular, carefully review the "Risk Factors" section, which highlights certain risks, to determine whether an investment in the Securities is appropriate for you.

WHAT ARE THE SECURITIES?

  The Securities are a series of senior debt securities issued by Merrill Lynch & Co., Inc. (the "Company") and are not secured by collateral. The Securities will rank equally with all other unsecured and unsubordinated debt of the Company. The Securities mature on November , 2002 and do not provide for earlier redemption. We will make no payments on the Securities until maturity.

  Each "Unit" of Securities represents $10 principal amount of Securities. You may transfer the Securities only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Securities in the form of a global certificate, which will be held by The Depository Trust Company ("DTC"), or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Securities by individual investors. You should refer to the section "Description of Securities--Depository" in this Prospectus Supplement.

WHAT WILL I RECEIVE AT MATURITY OF THE SECURITIES?

  We have designed the Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the Index. At maturity, you will receive a payment on the Securities equal to the sum of two amounts: the "Principal Amount" and the "Supplemental Redemption Amount".

  "Principal Amount"

  The Principal Amount per Unit is $10.

  "Supplemental Redemption Amount"

  The Supplemental Redemption Amount per Unit will equal to:

                                 $10 x EIV-BIV
                                       -------
                                         BIV

but will not be less than zero.

EIV = Ending Index Value

BIV = Benchmark Index Value

  "ENDING INDEX VALUE" means the average of the values of the Index at the close of the market on five business days before the maturity of the Securities. We may calculate the Ending Index Value by reference to fewer than five or even a single day's closing value if, during the period prior to the maturity date of the Securities, there is a disruption in the trading of the component stocks comprising the Index or certain futures or options relating to the Index.

  "BENCHMARK INDEX VALUE" means the value of the Index at the market close on the date that the Securities are priced for initial sale to the public (the "Starting Index Value") multiplied by a factor equal to 106% to 110% determined by us on such date.

  For more specific information about the Supplemental Redemption Amount, please see the section "Description of Securities" in this Prospectus Supplement.

  The Ending Index Value needs to be more than 6% to 10% (depending on the actual Benchmark Index Value) higher than the Starting Index Value for any Supplemental Redemption Amount to be paid to you at maturity. IF THE ENDING INDEX VALUE IS LESS THAN, OR EQUAL TO, THE BENCHMARK INDEX VALUE, THE SUPPLEMENTAL REDEMPTION AMOUNT WILL BE ZERO. We will pay you the principal amount of the Securities regardless of whether any Supplemental Redemption Amount is payable.

Examples

  Here are three examples of Supplemental Redemption Amount calculations assuming a Benchmark Index Value that equals 108% (the mid-point of an expected offering range of 106% to 110%) of the Starting Index Value:

Example 1 - The Index is below the Starting Index Value at maturity. Hypothetical Starting Index Value: 8,100
Hypothetical Benchmark Index Value: 8,748
Hypothetical Ending Index Value: 8,000

Supplemental
  Redemption
  Amount (Per Unit) = $10 x 8,000 - 8,748 = $0.00   (Supplemental
                            -------------           Redemption Amount
                                8,748               cannot be less than
                                                    zero)


Total payment at maturity (Per Unit) = $10 + $0 = $10

Example 2 - The Index is above the Starting Index Value, but below the Benchmark Index Value at maturity.
Hypothetical Starting Index Value: 8,100
Hypothetical Benchmark Index Value: 8,748
Hypothetical Ending Index Value: 8,350

Supplemental
  Redemption
  Amount (Per Unit) = $10 x 8,350 - 8,748 = $0.00   (Supplemental
                            -------------           Redemption Amount
                                8,748               cannot be less than
                                                    zero)


Total payment at maturity (Per Unit) = $10 + $0 = $10

Example 3 - The Index is above the Benchmark Index Value at maturity. Hypothetical Starting Index Value: 8,100
Hypothetical Benchmark Index Value: 8,748
Hypothetical Ending Index Value: 13,250

Supplemental
  Redemption
  Amount (Per Unit) = $10 x 13,250 - 8,748 = $5.15
                            --------------
                                 8,748

Total payment at maturity (Per Unit) = $10 + $5.15 = $15.15

WHO PUBLISHES THE INDEX AND WHAT DOES THE INDEX MEASURE?

  The DJIASM is a price-weighted index published by Dow Jones which means a component stock's weight in the Index is based on its price per share rather than the total market capitalization of the issuer of such component stock. The Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The component stocks of the Index are selected by the editors of The Wall Street Journal ("WSJ"). The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. The corporations currently represented in the Index are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange (the "NYSE"). As of September 30, 1997, the market capitalization of the stocks in the Index ranged from approximately $6 billion to $222 billion, with the average market capitalization being $62 billion.

  The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

HOW HAS THE INDEX PERFORMED HISTORICALLY?

  We have provided a table showing the closing values of the Index on the last business day of each year from 1946 through 1996, and the closing values of the Index on the last business day of each month from January 1992 to the present, as published by Dow Jones.

  You can find this table in the section "The Index--Historical Data on the Index" in this Prospectus Supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

WHAT ABOUT TAXES?

  Each year, you will be required to pay taxes on ordinary income from the Securities over their term based upon an estimated yield for the Securities, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a Security. This amount is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal
  % per annum (compounded semiannually).

  Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Security for $10 and hold the Security until maturity, you will be required to pay taxes on the following amounts of ordinary income
from the Securities each year: $      in 1997, $      in 1998, $      in 1999,
$      in 2000, $      in 2001 and $      in 2002. However, in 2002, the
amount of ordinary income that you will be required to pay taxes on from
owning such Security may be greater or less than $     , depending upon the
Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental
Redemption Amount is less than $      , you may have a loss which you could
deduct against other income you may have in 2002, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

WILL THE SECURITIES BE LISTED ON A STOCK EXCHANGE?

  We have applied to have the Securities listed on the NYSE under the symbol "DJM". You should be aware that the listing of the Securities on the NYSE will not necessarily ensure that a liquid trading market will be available for the Securities. You should review "Risk Factors--Uncertain Trading Market".

WHAT IS THE ROLE OF OUR SUBSIDIARY, MLPF&S?

  Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Securities. After the initial offering, MLPF&S intends to buy and sell Securities to create a secondary market for holders of the Securities, and may stabilize or maintain the market price of the Securities during the initial distribution of the Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

  MLPF&S will also be our agent (the "Calculation Agent") for purposes of calculating the Ending Index Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S's status as a subsidiary of the Company and its responsibilities as Calculation Agent.

CAN YOU TELL ME MORE ABOUT THE COMPANY?

  Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about the Company see the section "Merrill Lynch & Co., Inc." in the Prospectus. You should also read the other documents the Company has filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in this Prospectus Supplement.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

  Yes, the Securities are subject to certain risks. Please refer to the section "Risk Factors" in this Prospectus Supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

  The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. Some of these documents are incorporated by reference in, and form a part of, this Prospectus Supplement and the Prospectus, as described in the section "Incorporation of Certain Documents by Reference" in the Prospectus. You may read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, Room 1024, N.W., Washington, D.C., 20549; or at the SEC's regional offices at 500 West Madison Street, Suite 400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Copies of our SEC filings can also be obtained from the SEC's Internet web site at http://www.sec.gov. You may also read copies of these documents at the offices of the NYSE, the AMEX, the Chicago Stock Exchange, and the Pacific Exchange.

  We will send you copies of our SEC filings, excluding exhibits, at no cost upon request. Please address your request to Lawrence M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, 12th Floor, New York, New York 10080-6512; telephone number (212) 602-8439.

                                 RISK FACTORS

  Your investment in the Securities will involve certain risks. For example, there is the risk that you might not earn a return on your investment, and the risk that you will be unable to sell your Securities prior to their maturity. You should carefully consider the following discussion of risks before deciding whether an investment in the Securities is suitable for you.

THE SUPPLEMENTAL REDEMPTION AMOUNT.

  We will set the Benchmark Index Value on the date the Securities are priced for initial sale to the public (the "Pricing Date") so that it will exceed the closing value of the Index (i.e., the Starting Index Value) by 6% to 10%. We will determine the actual percentage on the Pricing Date and disclose it to you in the final Prospectus Supplement you will receive in connection with your purchase of the Securities. You should be aware that if the Ending Index Value does not exceed the Starting Index Value at maturity by more than 6% to 10% (depending on the actual percentage we choose on the Pricing Date), the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index was higher than the Benchmark Index Value at some time during the life of the Securities but later falls below the Benchmark Index Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your Securities.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY.

  The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of the Company with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE PAYMENT OF DIVIDENDS.

  Dow Jones calculates the Index by reference to the prices of the common stocks comprising the Index without taking into consideration the value of dividends paid on those stocks. Therefore, the return you earn on the Securities, if any, will not be the same as the return that you would earn if you actually owned each of the common stocks underlying the Index and received the dividends paid on those stocks.

UNCERTAIN TRADING MARKET.

  We have applied to have the Securities listed on the NYSE under the symbol "DJM". While there have been a number of issuances of Market Index Target-Term Securities, trading volumes have varied historically from one transaction to another and it is therefore impossible to predict how the Securities will trade. You cannot assume that a trading market will develop for the Securities. If such a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Securities will depend on the financial performance of the Company, and other factors such as the appreciation, if any, of the value of the Index.

  If the trading market for the Securities is limited, there may be a limited number of buyers when you decide to sell your Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

FACTORS AFFECTING TRADING VALUE OF THE SECURITIES.

  We believe that the market value of the Securities will be affected by the value of the Index and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the Securities given a change in a specific factor, assuming all other conditions remain constant.

  . INDEX VALUE. We expect that the market value of the Securities will depend substantially on the value of the Index relative to the Benchmark Index Value. If you choose to sell your Securities when the value of the Index exceeds the Benchmark Index Value, you may receive substantially less than the amount that would be payable at maturity based on that Index value because of the expectation that the Index will continue to fluctuate until the Ending Index Value is determined. If you choose to sell your Securities when the value of the Index is below the Benchmark Index Value, you may receive less than the $10 principal amount per Unit of Securities. In general, rising U.S. dividend rates (i.e., dividends per share) may increase the value of the Index while falling U.S. dividend rates may decrease the value of the Index. Political, economic and other developments that affect the stocks underlying the Index may also affect the value of the Index and the value of the Securities.

  . INTEREST RATES. Because the Securities repay, at a minimum, the principal amount at maturity, we expect that the trading value of the Securities will be affected by changes in interest rates. In general, if U.S. interest rates increase, we expect that the trading value of the Securities will decrease. If U.S. interest rates decrease, we expect the trading value of the Securities will increase. Interest rates may also affect the U.S. economy and, in turn, the value of the Index. Rising interest rates may lower the value of the Index and, thus, the Securities. Falling interest rates may increase the value of the Index and, thus, may increase the value of the Securities.

  . VOLATILITY OF THE INDEX. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Index increases, we expect that the trading value of the Securities will increase. If the volatility of the Index decreases, we expect that the trading value of the Securities will decrease.

  . TIME REMAINING TO MATURITY. The Securities may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period prior to maturity of the Securities. However, as the time remaining to maturity of the Securities decreases, we expect that this time premium will decrease, lowering the trading value of the Securities.

  . DIVIDEND YIELDS. If dividend yields on the stocks comprising the Index increase, we expect that the value of the Securities will decrease. Conversely, if dividend yields on the stock comprising the Index decrease, we expect that the value of the Securities will increase.

  . COMPANY CREDIT RATINGS. Real or anticipated changes in the Company's credit ratings may affect the market value of the Securities.

  We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any increase in the trading value of the Securities attributable to another factor, such as an increase in the Index value.

  In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the Securities than if it occurs earlier in the term of the Securities except that we expect that the effect on the trading value of the Securities of a given increase in the value of the Index will be greater if it occurs later in the term of the Securities than if it occurs earlier in the term of the Securities.

STATE LAW LIMITS ON INTEREST PAID.

  New York State laws govern the 1983 Indenture, as defined below. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

  While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY MERRILL LYNCH.

  The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the stocks underlying the Index for their own accounts for business reasons or in connection with hedging the Company's obligations under the Securities. These transactions could affect the price of such stocks and the value of the Index.

POTENTIAL CONFLICTS.

  Under certain circumstances, MLPF&S's roles as a subsidiary of the Company and its responsibilities as Calculation Agent for the Securities could give rise to conflicts of interests. You should be aware that because the Calculation Agent is controlled by the Company, potential conflicts of interest could arise.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges of the Company for the periods indicated:

                         YEAR ENDED LAST FRIDAY IN DECEMBER
                                                                  SIX MONTHS
                                                                     ENDED
                          1992    1993    1994    1995    1996   JUNE 27, 1997
                         ------  ------  ------  ------  ------  -------------
Ratio of earnings to
 fixed charges..........    1.3     1.4     1.2     1.2     1.2       1.2

  For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.

                           DESCRIPTION OF SECURITIES

GENERAL

  The Market Index Target-Term Securities based upon the Dow Jones Industrial Average (SM) due November , 2002, which are referred to herein as the "Securities" are to be issued as a series of Senior Debt Securities under the Senior Indenture, referred to as the "1983 Indenture", which is more fully described in the accompanying Prospectus. The Securities will mature on
November   , 2002.

  While at maturity a beneficial owner of a Security will receive the principal amount of such Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See "Payment at Maturity" below.

  The Securities are not subject to redemption by the Company or at the option of any beneficial owner prior to maturity. Upon the occurrence of an Event of Default with respect to the Securities, beneficial owners of the Securities may accelerate the maturity of the Securities, as described under "Description of Securities--Events of Default and Acceleration" in this Prospectus Supplement and "Description of Debt Securities--General--Events of Default" in the accompanying Prospectus.

  The Securities are to be issued in denominations of whole Units.

PAYMENT AT MATURITY

  At maturity, a beneficial owner of a Security will be entitled to receive the principal amount thereof plus the Supplemental Redemption Amount, if any, all as provided below. If the Ending Index Value does not exceed the Benchmark Index Value, a beneficial owner of a Security will be entitled to receive only the principal amount thereof.

DETERMINATION OF THE SUPPLEMENTAL REDEMPTION AMOUNT

  The Supplemental Redemption Amount for a Security will be determined by the Calculation Agent and will equal:

    Principal Amount of such Security ($10 per Unit) X Ending Index Value--Benchmark Index Value
                                                       -----------------------------------------
                                                                 Benchmark Index Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

  The Benchmark Index Value will equal the Starting Index Value on the Pricing Date multiplied by a factor equal to 106% to 110% as determined by the Company on the Pricing Date. The Starting Index Value will equal the closing value of the Index on the Pricing Date. The Benchmark Index Value will be set forth in the final form of the Prospectus Supplement delivered to investors in connection with the sales of the Securities. The Ending Index Value will be determined by the Calculation Agent and will equal the average (arithmetic mean) of the closing values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Index Value will equal the average (arithmetic mean) of the closing values of the Index on such Calculation Days, and if there is only one Calculation Day, then the Ending Index Value will equal the closing value of the Index on such Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Index Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on such day. The "Calculation Period" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date. "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred. For purposes of determining the Ending Index Value, an "Index Business Day" is a day on which the NYSE and the American Stock Exchange are open for trading and the Index or any Successor Index, as defined below, is calculated and published. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a determination by the Calculation Agent of a manifest error, shall be conclusive for all purposes and binding on the Company and beneficial owners of the Securities.

HYPOTHETICAL RETURNS

  The following table illustrates, for a range of hypothetical Ending Index Values, (i) the total amount payable at maturity for each $10 principal amount of Securities, (ii) the total rate of return to beneficial owners of the Securities, (iii) the pretax annualized rate of return to beneficial owners of Securities, and (iv) the pretax annualized rate of return of an investment in the stocks underlying the Index (which includes an assumed aggregate dividend yield of 1.65% per annum, as more fully described below).

                                   TOTAL AMOUNT                         PRETAX
                                PAYABLE AT MATURITY                   ANNUALIZED       PRETAX ANNUALIZED
HYPOTHETICAL  PERCENTAGE CHANGE  PER $10 PRINCIPAL  TOTAL RATE OF        RATE          RATE OF RETURN OF
   ENDING     OVER THE STARTING      AMOUNT OF        RETURN ON      OF RETURN ON    STOCKS UNDERLYING THE
INDEX VALUE      INDEX VALUE       SECURITIES(1)    THE SECURITIES THE SECURITIES(2)        INDEX(2)(3)
------------  ----------------- ------------------- -------------- ----------------  ---------------------
  3,240            -60.00%            $10.00              0.00%          0.00%              -16.22%
  4,050            -50.00%            $10.00              0.00%          0.00%              -11.97%
  4,860            -40.00%            $10.00              0.00%          0.00%               -8.44%
  5,670            -30.00%            $10.00              0.00%          0.00%               -5.43%
  6,480            -20.00%            $10.00              0.00%          0.00%               -2.80%
  7,290            -10.00%            $10.00              0.00%          0.00%               -0.46%
  8,100(4)           0.00%            $10.00              0.00%          0.00%                1.65%
  8,910             10.00%            $10.19              1.85%          0.37%                3.57%
  9,720             20.00%            $11.11             11.11%          2.12%                6.33%
 10,530             30.00%            $12.04             20.37%          3.74%                8.48%
 11,340             40.00%            $12.96             29.63%          5.26%                9.90%
 12,150             50.00%            $13.89             38.89%          6.68%               11.23%
 12,960             60.00%            $14.81             48.15%          8.02%               12.49%
 13,770             70.00%            $15.74             57.41%          9.28%               13.68%
 14,580             80.00%            $16.67             66.67%         10.48%               14.01%
 15,390             90.00%            $17.59             75.93%         11.62%               15.88%
 16,200            100.00%            $18.52             85.19%         12.71%               16.91%
 17,010            110.00%            $19.44             94.44%         13.75%               17.89%
 17,820            120.00%            $20.37            103.70%         14.75%               18.83%

--------
(1) The total amount payable at maturity assumes a Benchmark Index Value that equals 108% (the midpoint of an expected offering range of 106% to 110%) of the Starting Index Value on the Pricing Date and a five year maturity for the Securities from the date of issuance.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3) This rate of return assumes (i) an investment of a fixed amount in the stocks underlying the Index with the allocation of such amount reflecting the current relative weights of such stocks in the Index; (ii) a percentage change in the aggregate price of such stocks that equals the percentage change in the Index from the Starting Index Value to the relevant hypothetical Ending Index Value; (iii) a constant dividend yield of 1.65% per annum, paid quarterly from the date of initial delivery of Securities, applied to the value of the Index at the end of each such quarter assuming such value increases or decreases linearly from the Starting Index Value to the applicable hypothetical Ending Index Value;
    (iv) no transaction fees or expenses; (v) a five year maturity of the Securities from the date of issue; and (vi) a final Index value equal to the Ending Index Value. The aggregate dividend yield of the stocks underlying the Index as of October 7, 1997 was approximately 1.65%.
(4) This is the assumed Starting Index Value for purposes of calculating the above table. The actual Starting Index Value will be determined on the Pricing Date.

  The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the total and pretax annualized rate of return resulting therefrom will depend entirely on the actual Ending Index Value determined by the Calculation Agent as provided herein. Historical data regarding the Index is included in this Prospectus Supplement under "The Index--Historical Data on the Index".

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENTS

  If at any time the method of calculating the Index, or the value thereof, is changed in any material respect, or if the Index is in any other way modified so that such Index does not, in the opinion of the Calculation Agent, fairly represent the value of the Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make such adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if such changes or modifications had not been made, and calculate such closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of such Index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Index), then the Calculation Agent shall adjust such Index in order to arrive at a value of the Index as if it had not been modified (e.g., as if such split had not occurred).

  "Market Disruption Event" means either of the following events; as determined by the Calculation Agent:

    (a) the suspension or material limitation (limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall be considered "material" for purposes of this definition), in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, in 20% or more of the stocks which then comprise the Index; or

    (b) the suspension or material limitation, in each case, for more than two hours of trading (whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise) in (A) futures contracts related to the Index, or options on such futures contracts, which are traded on any major U.S. exchange or (B) option contracts related to the Index which are traded on any major U.S. exchange.

  For the purposes of this definition, a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

DISCONTINUANCE OF THE INDEX

  If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Index (any such index being referred to herein as a "Successor Index"), then, upon the Calculation Agent's notification of such determination to the Trustee and the Company, the Calculation Agent will substitute the Successor Index as calculated by Dow Jones or such other entity for the Index. Upon any selection by the Calculation Agent of a Successor Index, the Company shall cause notice thereof to be given to Holders of the Securities.

  If Dow Jones discontinues publication of the Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for any such Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the Calculation Agent for each Calculation Day in accordance with the procedures last used to calculate the Index prior to such discontinuance. If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the Index as described below, such Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. If the Calculation Agent calculates a value as a substitute for the Index, "Index Calculation Day" shall mean any day on which the Calculation Agent is able to calculate such value.

  If Dow Jones discontinues publication of the Index prior to the period during which the Supplemental Redemption Amount is to be determined and the Calculation Agent determines that no Successor Index is available at such time, then on each Business Day until the earlier to occur of (a) the determination of the Ending Index Value and (b) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if such day were a Calculation Day. The Calculation Agent will cause notice of each such value to be published not less often than once each month in "The Wall Street Journal" (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Securities.

EVENTS OF DEFAULT AND ACCELERATION

  In case an Event of Default with respect to any Securities shall have occurred and be continuing, the amount payable to a beneficial owner of a Security upon any acceleration permitted by the Securities, with respect to each $10 principal amount thereof, will be equal to the Principal Amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Securities. See "Description of Securities--Payment at Maturity" in this Prospectus Supplement. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Securities.

  In case of default in payment at the maturity date of the Securities (whether at their stated maturity or upon acceleration), from and after the maturity date the Securities shall bear interest, payable upon demand of the
beneficial owners thereof, at the rate of   % per annum (to the extent that
payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Securities to the date payment of such amount has been made or duly provided for.

DEPOSITORY

  Upon issuance, all Securities will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), as Depository, registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for Securities in definitive form, no Global Security may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

  So long as DTC, or its nominee, is a registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the 1983 Indenture. Except as provided below, the actual owner of the Securities represented by a Global Security (the "Beneficial Owner") will not be entitled to have the Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of the Securities in definitive form, except in the event that use of the book-entry system for the Securities is discontinued, and will not be considered the owners or Holders thereof under the 1983 Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the 1983 Indenture. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such Person is not a participant of DTC (a "Participant"), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the 1983 Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or than an owner of a beneficial interest in such a Global Security desires to give or take any action which a Holder is entitled to give or take under the 1983 Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  If (x) the Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 60 days, (y) the Company executes and delivers to the Trustee a

Company Order to the effect that the Global Securities shall be exchangeable or (z) an Event of Default has occurred and is continuing with respect to the Securities, the Global Securities will be exchangeable for Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples thereof. Such definitive Securities shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in such Global Securities.

  The following is based on information furnished by DTC:

  DTC will act as securities depository for the Securities. The Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered Global Security will be issued for the Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

  Purchases of Securities under the DTC's system must be made by or through Direct Participants, which will receive a credit for the Securities on the DTC's records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued.

  To facilitate subsequent transfers, all Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal, premium, if any, and/or interest, if any, payments on the Securities will be made in immediately available funds to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

  DTC may discontinue providing its services as securities depository with respect to the Securities at any time by giving reasonable notice to the Company or Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Security certificates are required to be printed and delivered.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Security certificates will be printed and delivered.

  The information in this section concerning DTC and DTC's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Securities will be made by the Underwriter in immediately available funds. All payments of principal and the Supplemental Redemption Amount, if any, will be made by the Company in immediately available funds so long as the Securities are maintained in book-entry form.

                                   THE INDEX

GENERAL

  Unless otherwise stated, all information herein on the Index is derived from Dow Jones or other publicly available sources. Such information reflects the policies of Dow Jones as stated in such sources and such policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

  The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or the Company. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with the Company and has not participated in any way in the creation of the Securities.

  The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

  The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

  The Company or its affiliates may presently or from time to time engage in business with one or more of the issuers of the component stocks of the Index, including extending loans to, or making equity investments in, such issuers or providing advisory services to such issuers, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to such issuers. The Company does not make any representation to any purchaser of Securities with respect to any matters whatsoever relating to such issuers. Any prospective purchaser of Securities should undertake an independent investigation of the issuers of the component stocks of the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Securities. The composition of the Index does not reflect any investment or sell recommendations of the Company or its affiliates.

  The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Index based on publicly available information as of September 30, 1997/1/.

  ISSUER OF COMPONENT                                                    TOTAL SHARES       MARKET
        STOCK/1/         SYMBOL        INDUSTRY         PRICE PER SHARE OUTSTANDING/2/ CAPITALIZATION/2/
  -------------------    ------        --------         --------------- -------------- -----------------
General Electric Co. ...  GE    Electronics                 $ 68.06       3,266,380     $  222,317,989
Exxon Corp. ............  XON   Oil/Gas                       64.06       2,483,020        159,068,469
Coca-Cola Co., The......  KO    Beverages                     60.94       2,479,020        151,065,281
Merck & Co. ............  MRK   Pharmaceutics                 99.94       1,207,110        120,635,556
International Business
 Machines Corp. ........  IBM   Computers                    105.94         993,150        105,211,828
Morris (Philip) Cos. ...  MO    Tobacco                       41.56       2,422,260        100,675,181
Procter & Gamble Co. ...  PG    Household Products            69.06       1,354,720         93,560,350
Wal-Mart Stores Inc. ...  WMT   Retail-Dept                   36.63       2,264,660         82,943,173
Johnson & Johnson.......  JNJ   Pharmaceutics                 57.63       1,331,890         76,750,161
Hewlett-Packard Co. ....  HWP   Computers                     69.56       1,040,180         72,357,521
AT&T Corp. .............  T     Util-Telecom                  44.31       1,624,770         71,997,621
Du Pont (E.I.) De
 Nemours & Co. .........  DD    Chemicals                     61.56       1,128,950         69,500,984
Disney (Walt) Co. ......  DIS   Entertainment                 80.63         675,130         54,432,356
Chevron Corp. ..........  CHV   Oil/Gas                       83.19         653,460         54,359,704
Boeing Co., The.........  BA    Aerospace/Defense             54.44         993,751         54,097,320
General Motors Corp. ...  GM    Auto & Truck                  66.94         729,110         48,804,801
Travelers Group Inc. ...  TRV   Insurance                     68.25         641,260         43,765,995
American Express Co. ...  AXP   Financial Services            81.88         470,980         38,561,488
Minnesota Mining &
 Manufacturing Co. .....  MMM   Manufacturing                 92.50         416,240         38,502,200
McDonald's Corp. .......  MCD   Restaurant/Food Service       47.63         689,820         32,852,678
Allied-Signal Inc. .....  ALD   Aerospace/Defense             42.50         566,020         24,055,850
Sears Roebuck & Co. ....  S     Retail-Dept                   56.94         391,980         22,318,361
Eastman Kodak Co. ......  EK    Manufacturing                 64.94         329,020         21,365,736
Morgan (J.P.) & Co. ....  JPM   Financial/Banking            113.63         179,810         20,430,911
Caterpillar Inc. .......  CAT   Machine Construction          53.94         377,780         20,376,509
United Technologies
 Corp...................  UTX   Aerospace/Defense             81.00         236,880         19,187,280
International Paper
 Co. ...................  IP    Forest Products               55.06         300,850         16,565,553
Aluminum Co. of
 America................  AA    Metals                        82.00         173,630         14,237,660
Goodyear Tire & Rubber
 Co. ...................  GT    Tire & Rubber                 68.75         155,980         10,723,625
Union Carbide Corp. ....  UK    Chemicals                     48.69         125,480          6,109,308
                                                                                        --------------
                                TOTAL MARKET CAPITALIZATION                             $1,866,831,448
                                AVERAGE MARKET CAPITALIZATION                              $62,227,715

--------
/1/ The inclusion of a component stock in the portfolio should not be considered a recommendation to buy or sell such stock, and neither the Company nor any of its affiliates make any representation to any purchaser of securities as to the performance of the portfolio or any component stock. Beneficial owners of the Securities will not have any right to the component stocks or any dividends paid thereon.
/2/ Shares and Market Capitalization in thousands.

LICENSE AGREEMENT

  The Securities are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly. Dow Jones' only relationship to the Company is the licensing of certain trademarks and trade names of Dow Jones and of the DJIA SM which is determined, composed and calculated by Dow Jones without regard to the Company or the Securities. Dow Jones has no obligation to take the needs of the Company or the owners of the Securities into consideration in determining, composing or calculating Securities. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the DJIA SM are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Securities.

HISTORICAL DATA ON THE INDEX

  The following table sets forth the closing level of the Index at the end of each month, in the period from January 1992 through September 1997. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Securities may be. Any historical upward or downward trend in the closing level of the Index during any period set forth below is not any indication that the Index is more or less likely to decline at any time during the term of the Securities.

                             1992     1993     1994     1995     1996     1997
                           -------- -------- -------- -------- -------- --------
January................... 3,223.39 3,310.03 3,978.36 3,843.86 5,395.30 6,813.09
February.................. 3,267.67 3,370.81 3,832.02 4,011.05 5,485.62 6,877.74
March..................... 3,235.47 3,435.11 3,635.96 4,157.69 5,587.14 6,583.48
April..................... 3,359.12 3,427.55 3,681.69 4,321.27 5,569.08 7,008.99
May....................... 3,396.88 3,527.43 3,758.37 4,465.14 5,643.18 7,331.04
June...................... 3,318.52 3,516.08 3,624.96 4,556.10 5,654.63 7,672.79
July...................... 3,393.78 3,539.47 3,764.50 4,708.47 5,528.91 8,222.61
August.................... 3,257.35 3,651.25 3,913.42 4,610.56 5,616.21 7,622.42
September................. 3,271.66 3,555.12 3,843.19 4,789.08 5,882.17 7,945.26
October................... 3,226.28 3,680.59 3,908.12 4,755.48 6,029.38
November.................. 3,305.16 3,683.95 3,739.23 5,074.49 6,521.70
December.................. 3,301.11 3,754.09 3,834.44 5,117.12 6,448.27

  The closing value of the Index on October 16, 1997 was 7,938.88.

  The following table sets forth the closing values of the Index on the last business day of each year from 1946 through 1996, as published by the WSJ. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the value of the Index will not decline and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to beneficial owners of Securities at maturity or otherwise.

                          YEAR END VALUE OF THE INDEX

              CLOSING              CLOSING              CLOSING               CLOSING
     YEAR      VALUE      YEAR      VALUE      YEAR      VALUE       YEAR      VALUE
     ----     -------     ----     -------     ----     --------     ----     --------
     1946     177.20      1959     679.36      1972     1,020.02     1985     1,546.67
     1947     181.16      1960     615.89      1973       850.86     1986     1,895.95
     1948     177.30      1961     731.14      1974       616.24     1987     1,938.83
     1949     200.13      1962     652.10      1975       852.41     1988     2,168.57
     1950     235.41      1963     762.95      1976     1,004.65     1989     2,753.20
     1951     269.23      1964     874.13      1977       831.17     1990     2,633.66
     1952     291.90      1965     969.26      1978       805.01     1991     3,168.83
     1953     280.90      1966     785.69      1979       838.74     1992     3,301.11
     1954     404.39      1967     905.11      1980       963.99     1993     3,754.09
     1955     488.40      1968     943.75      1981       875.00     1994     3,834.44
     1956     499.47      1969     800.36      1982     1,046.54     1995     5,117.12
     1957     435.69      1970     838.92      1983     1,258.64     1996     6,448.27
     1958     583.65      1971     890.20      1984     1,211.57

  The following graph plots the historical performance of the Index based on the closing value thereof at the end of each year from 1946 through 1996. Past movements of the Index are not necessarily indicative of future Index values.

HISTORICAL YEAR-END CLOSING LEVELS

                             [GRAPH APPEARS HERE]

[The graph sets forth the year-end closing levels of the Index from 1946 through 1996, with the vertical axis specifying the year-end closing level of the Index in a range from 0 to 7000 in increments of 1000 and the horizontal axis specifying the time period in increments of 2 years from 1946 to 1996.]

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  Set forth in full below is the opinion of Brown & Wood LLP, counsel to the Company, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Securities. Such opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Securities in a tax-deferred or tax-advantaged account, or persons holding Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). The following discussion also assumes that the issue price of the Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Securities arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Security is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Security that is not a U.S. Holder.

GENERAL

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Securities or securities with terms substantially the same as the Securities. However, although the matter is not free from doubt, under current law, each Security should be treated as a debt instrument of the Company for United States Federal income tax purposes. The Company currently intends to treat each Security as a debt instrument of the Company for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service ("IRS") in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Securities. Prospective investors in the Securities should be aware, however, that the IRS is not bound by the Company's characterization of the Securities as indebtedness and the IRS could possibly take a different position as to the proper characterization of the Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Securities is based upon the assumption that each Security will be treated as a debt instrument of the Company for United States Federal income tax purposes. If the Securities are not in fact treated as debt instruments of the Company for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Security could differ from the timing and character of income, gain or loss recognized in respect of a Security had the Securities in fact been treated as debt instruments of the Company for United States Federal income tax purposes.

U.S. HOLDERS

  On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

  In particular, solely for purposes of applying the Final Regulations to the Securities, the Company has determined that the projected payment schedule for the Securities will consist of payment on the maturity date of the principal
amount thereof and a projected Supplemental Redemption Amount equal to $   per
Unit (the "Projected Supplemental Redemption Amount"). This represents an
estimated yield on the Securities equal to   % per annum (compounded
semiannually). Accordingly, during the term of the Securities, a U.S. Holder of a Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds such Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six month period during which the Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Security's adjusted issue price will equal the Security's issue price (i.e., $10), increased by the interest previously accrued on the Security. At maturity of a Security, in the
event that the actual Supplemental Redemption Amount, if any, exceeds $   per
Unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount
over $   per Unit (i.e., the Projected Supplemental Redemption Amount) in
income as ordinary interest on the maturity date. Alternatively, in the event
that the actual Supplemental Redemption Amount, if any, is less than $   per
Unit (i.e., the Projected Supplemental Redemption Amount), the excess of $
per Unit (i.e., the Projected Supplemental Redemption Amount) over the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Security for the taxable year in which the maturity date occurs to the extent of the amount of such includible interest. A U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining
portion of the excess of $   per Unit (i.e., the Projected Supplemental
Redemption Amount) over the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules.

  Upon the sale or exchange of a Security prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a Security generally will equal such U.S. Holder's initial investment in the Security increased by any interest previously included in income with respect to the Security by the U.S. Holder. Any such taxable gain will be treated as ordinary income. Any such taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

  Prospective investors in the Securities should be aware that if a significant percentage of the total aggregate amount of the Securities originally issued is sold at a discount from the principal amount thereof, which is not expected to be the case, then the issue price of the Securities, as determined for United States Federal income tax purposes, may be less than the principal amount of the Securities. In such event, if a U.S. Holder purchases a Security in connection with the original issuance thereof for an amount equal to the principal amount thereof, the amount of the difference between the principal amount of the Securities and the issue price thereof generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each such date as an offset to such interest on each such date. In addition, on each such date, the U.S. Holder's adjusted tax basis in the Security will be reduced by the amount treated as an interest offset pursuant to the foregoing rule. Alternatively, in the event that the issue price of the Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof and a U.S. Holder purchases a Security in connection with the original issuance thereof for an amount that is less than the principal amount thereof, the amount of the difference between the principal amount of the Security and the amount paid by the U.S. Holder to purchase the Security generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each such date as additional ordinary interest includible in income by the U.S. Holder on each such date. In such event, on each such date, the U.S. Holder's adjusted tax basis in the Security will be increased by the amount treated as additional ordinary interest income. In addition, U.S. Holders purchasing a Security at a price that differs from the adjusted issue price of the Security as of the purchase date (e.g., subsequent purchasers) will be subject to special rules providing for certain adjustments to the foregoing rules and such U.S. Holders should consult their own tax advisors concerning these rules. Moreover, all prospective investors in the Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Securities. Investors in the Securities may also obtain the projected payment schedule, as determined by the Company for purposes of the application of the Final Regulations to the Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.

  The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

HYPOTHETICAL TABLE

  The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Unit of the Securities during each accrual period over an assumed term of five years for the Securities based upon a hypothetical projected payment schedule for the Securities (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 6.40% per annum (compounded semiannually)) as determined by the Company for purposes of illustrating the application of the Final Regulations to the Securities as if the Securities had been issued on the date hereof. The following table is for illustrative purposes only. The actual projected payment schedule for the Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by the Company on the Pricing Date and will depend upon actual market interest rates (and thus the Company's borrowing costs for debt instruments with comparable maturities) as of the Pricing Date. The actual projected payment schedule for the Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final form of the Prospectus Supplement delivered to investors in connection with sales of the Securities.

                                                TOTAL INTEREST
                                                  DEEMED TO
                                                 HAVE ACCRUED
                             INTEREST DEEMED TO ON SECURITIES
                               ACCRUE DURING     AS OF END OF
                               ACCRUAL PERIOD   ACCRUAL PERIOD
        ACCRUAL PERIOD           (PER UNIT)       (PER UNIT)
        --------------       ------------------ --------------
   October 14, 1997 through
    April 13, 1998.........       $0.3200          $0.3200
   April 14, 1998 through
    October 13 1998........       $0.3302          $0.6502
   October 14, 1998 through
    April 13, 1999.........       $0.3408          $0.9910
   April 14, 1999 through
    October 13, 1999.......       $0.3518          $1.3428
   October 14, 1999 through
    April 13, 2000.........       $0.3629          $1.7057
   April 14, 2000 through
    October 13, 2000.......       $0.3746          $2.0803
   October 14, 2000 through
    April 13, 2001.........       $0.3866          $2.4669
   April 14, 2001 through
    October 13, 2001.......       $0.3989          $2.8658
   October 14, 2001 through
    April 13, 2002.........       $0.4117          $3.2775
   April 14, 2002 through
    October 13, 2002.......       $0.4249          $3.7024

--------
  Hypothetical Projected Supplemental Redemption Amount = $ 3.7024 per Unit.

NON-U.S. HOLDERS

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the Security under penalties of perjury, (b) certifies that such owner is not a U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

  Under current law, a Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of such Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

  On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the backup withholding and information reporting rules described above. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Securities will be used as described under "Use of Proceeds" in the attached Prospectus and to hedge market risks of the Company associated with its obligation to pay the Principal Amount and the Supplemental Redemption Amount.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement and a Terms Agreement, to purchase from the Company $100,000,000 aggregate principal amount of Securities. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the Securities if any are purchased.

  The Underwriter has advised the Company that it proposes initially to offer all or part of the Securities directly to the public at the offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of % of the principal amount of the Securities. After the initial public offering, the public offering price may be changed. The Underwriter is offering the Securities subject to receipt and acceptance and subject to the Underwriter's right to reject any order in whole or in part.

  The underwriting of the Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

  The Underwriter is permitted to engage in certain transactions that stabilize the price of the Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities.

  If the Underwriter creates a short position in the Securities in connection with the offering, i.e., if it sells more Units of the Securities than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Units of the Securities in the open market.

  The Underwriter may also impose a penalty bid on certain selling group members. This means that if the Underwriter purchases Units of the Securities in the open market to reduce the Underwriter's short position or to stabilize the price of the Securities, they may reclaim the amount of the selling concession from the selling group members who sold those Units as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriter may use this Prospectus Supplement and the accompanying Prospectus for offers and sales related to market-making transactions in the Securities. The Underwriter may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                            VALIDITY OF SECURITIES

  The validity of the Securities will be passed upon for the Company and for the Underwriter by Brown & Wood LLP, New York, New York.

                             INDEX OF DEFINED TERMS

                                                                            PAGE
                                                                            ----
Benchmark Index Value...................................................... S-4
Beneficial Owner........................................................... S-13
Calculation Agent.......................................................... S-6
Calculation Day............................................................ S-10
Calculation Period......................................................... S-10
Company.................................................................... S-4
Direct Participants........................................................ S-14
DJIASM..................................................................... S-4
Dow Jones.................................................................. S-2
DTC........................................................................ S-4
Ending Index Value......................................................... S-4
Final Regulations.......................................................... S-20
Global Securities.......................................................... S-13
Index...................................................................... S-1
Index Business Day......................................................... S-10
Index Calculation Day...................................................... S-12
Indirect Participants...................................................... S-14
IRS........................................................................ S-19
Market Disruption Event.................................................... S-12
MITTS...................................................................... S-1
MLPF&S..................................................................... S-2
New Regulations............................................................ S-23
Non-U.S. Holder............................................................ S-19
NYSE....................................................................... S-5
1983 Indenture............................................................. S-10
Participant................................................................ S-13
Pricing Date............................................................... S-7
Principal Amount........................................................... S-4
Projected Supplemental Redemption Amount................................... S-20
SEC........................................................................ S-2
Securities................................................................. S-4
Starting Index Value....................................................... S-4
Successor Index............................................................ S-12
Supplemental Redemption Amount............................................. S-4
Underwriter................................................................ S-23
Unit....................................................................... S-4
U.S. Holder................................................................ S-19
WSJ........................................................................ S-5
Withholding Agent.......................................................... S-22

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                                    [LOGO]

                                10,000,000 UNITS

                           MERRILL LYNCH & CO., INC.

                     MARKET INDEX TARGET-TERM SECURITIES SM
                 BASED UPON THE DOW JONES INDUSTRIAL AVERAGE SM
                              DUE NOVEMBER  , 2002
                                   "MITTS(R)"

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              MERRILL LYNCH & CO.

                                NOVEMBER  , 1997

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